

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
Mr. Michael J. Bradley
President and Chief Executive Office
Regency Energy GP, LP
Regency GP LLC
2001 Bryan Street, Suite 3700
Dallas, Texas 75201

> **Re:** **Regency Energy Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-35262**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Risk Factors, page 16

Risks Related to our Business, page 16

Increased regulation of hydraulic fracturing . . ., page 29

1.   We note your disclosure that the adoption of new federal laws or regulations regulating hydraulic fracturing could make it more difficult to complete oil and natural gas wells in shale formations, increase your customers' cost of compliance, and also that it could "adversely affect the hydraulic fracturing services that [you] render for [your] E&P customers." From our understanding of your business as disclosed, it does not appear

that you provide hydraulic fracturing services to E&P customers. Please confirm whether or not you provide such services.

<u>Executive Compensation, page 68</u>

<u>Potential Payments upon a Termination or Change of Control, page 76</u>

2.   We reissue comments 4 and 1 in our letters dated August 19, 2010 and September 30, 2010, respectively. Please discuss the rationale for selecting a single trigger for the acceleration of certain awards under your long-term incentive plans. See Item 402(b)(2)(xi) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Sirimal Mukerjee at (202) 551-3340 with any questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director